August 4, 2011

Sherry Haywood
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Renewable Fuel Corp (the “Company” or “Issuer”)
Registration Statement on Form S-1
File No. 333-170542

Dear Ms. Haywood:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are made in response to staff comments to the initial Registration Statement and to make appropriate updates.  The paragraph numbers below correspond to the numbered comments in the comment letter dated July 29, 2011.

Financial Information, page 4

1.	The pro forma disclosure has been removed.

Feedstock, page 33

2.
To further respond to comment 3 of your letter dated July 1, 2011 and elaborate on our Research and Development group and our technology provider Desmet Ballestra, we have rewritten this section to state that the plant was constructed by Desmet Ballestra as a multi-feedstock facility (as referenced in exhibit 10.29) and that capability enables our Research and Development group (Research Fuel Corp Sdn. Bhd., RFC's wholly owned subsidiary in Kuala Lumpur, Malaysia) to utilize a blend of available tallows combined with other regional oils that achieves a unique balance of product quality while maximizing margins for our finished goods. It is a handoff from technology provider to development group rather than a working relationship.

Business Strategies, page 41

3.	As requested, we have revised the table to include activities during the second quarter of 2011.

Non controlling interests, page 78

4.
In response to your question referencing ASC 810-10-45-21 we have adjusted the non controlling interest to attribute its full share of losses.  This will result in a deficit non-controlling interest balance.

Note 5. Impairment of Long-Lived Assets, page 90

5.	As requested, we have addressed each of the comments related to the impairment analysis of the Malaysian plant as follows:

•
We received the appraisal of the Malaysian plant in November 2008.  This valuation was performed after the international financial crisis and after the prices for oil and biodiesel had declined substantially as a result of the economic recession in the United States.  The valuation report indicates that the plant is specialized property and is rarely sold.  Under ASC 820, “Fair Value” in determining fair value for an asset, the use of a reporting entity's own assumptions about future cash flows and appropriately risk-adjusted discount rates is acceptable when relevant observable inputs are not available. However, a reporting entity’s intention to hold the asset or liability is not relevant in estimating fair value. Fair value is a market-based measurement, not an entity-specific measurement.

Under ASC 820-10-35-2 Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company estimated the fair value of its investments in plants in progress and land held for sale. This estimation was based on a number of factors, including the appraisal, the original investment amounts, discounted cash flow models, as well as current and projected operating performance.

ASC 820-10-35-10 A fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. Highest and best use is determined based on the use of the asset by market participants, even if the intended use of the asset by the reporting entity is different.

ASC 820-10-35-51B If the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability (or similar assets or liabilities), transactions or quoted prices may not be determinative of fair value (for example, there may be increased instances of transactions that are not orderly). Further analysis of the transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value in accordance with this Subtopic.

ASC 820-10-35-51D Even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Determining the price at which willing market participants would transact at the measurement date under current market conditions if there has been a significant decrease in the volume and level of activity for the asset or liability depends on the facts and circumstances and requires the use of significant judgment. However, the reporting entity’s intention to hold the asset or liability is not relevant in estimating fair value.

RFC has determined that there was a significant decrease in the volume and level of activity and as such has factored in a longer sales period and other factors in determining the fair value.   Based on this RFC believes the plant could be sold for replacement cost after the oil and gas and biodiesel markets recovered and the financial crisis subsided.  In the mean time it was assumed that a market participant would operate the plant to produce glycerin.  It was assumed that based on conditions at December 2008 that it would take three years for the market to recover and a one year marketing period to sale the plant.

•
The November 2008 valuation report did focus on replacement cost and we believe replacement cost would represent the value of the property if sold to a 3rd party in the future. The best indication is that the property’s market value is the appraised value.  As a result of the market dislocation at the time RFC decided that it may be required to hold the property for three years to allow for the recovery of the Biodiesel markets and a normal marketing period.  Under ASC 820, “Fair Value” the use of the plant by RFC should not be considered.  The fair value should be based on what a market participant would consider.  Therefore, the assumption was used that a market participant would operate the plant to produce glycerin until the market conditions improved.  RFC had an intention to do the same but did not have the resources to execute that plan.

•
We have not obtained another valuation report because we believe there was no new impairment event subsequent to December 2008 that would require an additional write-down of the plant. We believe the fair value has increased as a result of a significant increase in oil prices and biodiesel prices since November 2008. U.S. average diesel prices went from $4.71 per gallon in July 2008, to $2.46 at December 2008 (the time of the impairment), to $2.63 at September 2009, $2.95 at September 2010 and $3.93 at June 2011.  In addition, US EPA standards call for increased use of biofuels each year increasing the annual demand for biodiesel.   The Company’s internal cash flow projections, should the Company be able to operate the plant,  is expected to provide an undiscounted cash flow substantially higher than the original impaired amount.  Secondly since the impairment was based on a discounted cash flow based on the replacement cost and the prices for diesel have improved the market value discounted for a shorter period to the projected sale date would result in a higher fair value. Paragraph 360-10-35-17 states an impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).  We also read the Form 10-K filings for both Valero Energy Corp. and Bio Fuel Energy Corp and determined that both of these companies which produce biofuels expressed an improving biofuel market and no impairments being required during 2010. The plant is an asset subject to non-recurring valuations.  Since no additional impairments were assessed at the subsequent annual impairment tests obtaining updated appraisals was not considered necessary.

•
The lower fair value (compared to the appraised amount) was based on the use of a 4 year holding period discounted at 20% per year.  Therefore the $45,000,000 market value from the appraisal was discounted to a  $22,000,000 fair value for the impairment analysis.  The discounted cash flow model is provided for your review.  As noted above fair value is based on the price a 3rd party would pay and not what the Company’s intentions are for its use. The projected sales forecasts are based on the amounts which could be generated by using the plant to produce glycerin (minor impact on fair value).  RFC did not have the resources to operate the plants.  As such RFC’s actual results are lower than the discounted cash flow model.  However ASC 820 requires use of market participants expectations and not RFC’s results.  ASC also requires the analysis of the potential sale of the plant to determine fair value even if RFC does not intend to sale the plant. As a result of the severity of the financial crisis it was assumed based on information at December 2008 that it could take three years (or until 2011) for the markets to recover and an additional one year marketing period. Historically it would be reasonable to assume a one year to market a Biofuel plant in normal market conditions.  Because of the large decline in diesel prices and the severity of the world economic conditions at the time it was assumed that an extended recovery period of 3 years on top of the 1 year marketing period would be the best estimate.  In fact the markets recovered more quickly primarily due to demand from China and other emerging markets.

•
In response to your request for an updated impairment analysis that supports a fair value in excess of current carrying value, we have updated the cash flow analysis. There are two analyses, 1. The property is sold at the appraised price within 2 years of 9-30-2010 and 2. The property is operated as a biodiesel plant (which current market conditions would support).  Under both scenarios the values would be higher than the impaired amount.  Under scenario 1 the fair value is $30.5 million and under scenario 2 the fair value is $35.5 million.  More importantly the undiscounted cash flow is $43.8 million under scenario 1 and $90 million under scenario 2.  As such an updated fair value analysis is not required under US GAAP.

Note 6, Signatures, page 132

6.	The signature page for our August 4, 2011 response has been dated.

This concludes our response to your comment letter of July 29, 2011.  We look forward to next steps and the Securities and Exchange Commission’s determinations.

Sincerely,

/s/ William Van Vliet
Chairman and CEO

Cc: Michael Williams, Esq

AT 6-30-2011

Renewable Fuel Corp
Impairment Anlayis- Operate as a BioFels Plant
June 30, 2011

			Actual 2010	Projected 2011	Projected 2012	Projected 2013	Projected 2014	Projected 2015	Projected 2016	
Sales	(A)		$ 10,795	$ 18,346,414	$ 115,582,406	$ 121,361,526	$ 127,429,603	$ 133,801,083	$ 53,115,627	(D)
Cost of sales	(A)		31,074	16,788,176	103,096,185	106,556,397	110,138,782	113,832,122	2,655,781	(E)
Gross profit			(20,279)	1,558,238	12,486,221	14,805,129	17,290,821	19,968,961	50,459,846	
Gross profit %			-187.86%	8.49%	10.80%	12.20%	13.57%	14.92%	95.00%	
General & Administrative Costs	(B)		445,406	917,321	5,779,120	6,068,076	6,371,480	6,690,054	-	
EBITDA			$ (465,685)	$ 640,917	$ 6,707,101	$ 8,737,053	$ 10,919,341	$ 13,278,907	$ 50,459,846	
Discount term	(C)		0.5	1.5	2.5	3.5	4.5	5.5	6	
Discount Rate		20%	0.912871	0.760726	0.633938	0.528282	0.440235	0.366862	0.334898	
Discounted EBITDA			$ (425,110)	$ 487,562	$ 4,251,887	$ 4,615,626	$ 4,807,074	$ 4,871,531	$ 16,898,900	

NPV based on current Results- (In Dollars)	$ 35,507,470	
NPV Previously Calculated in FY09 - (In Dollars)	$ 21,979,004	
Difference	13,528,466	<- **Indicates better off current FAME projections with multi feedstock production.**

Tickmarks
(A) Source is RFC 10 year projection.
(B) Increase in G&A costs to greater of 10 year projection costs or 5% of sales
(C) Discount rate is 20%
(D) Assume Residual value of 4 times EBITDA
(E) Assumes sales costs of 5% of Residual Value

Note: Based on RFC impairment analysis the undiscounted cash flow of $90 million exceeds the carrying amount of the plant. Therefore no impairment exists and no fair value analysis is required. However, based on the above analysis the fair value of the plant is approximately $35 million.